Response Biomedical Announces Strategic Alliance with 3M
To Commercialize Rapid Infectious Disease Tests

Initial Product Launch Expected in 2007

3M Makes Equity Investment in Response Biomedical

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia and St. Paul, Minnesota, December 7, 2006 – Response Biomedical Corporation (TSX-V: RBM, OTCBB: RPBIF) announced today that it has entered into a worldwide, exclusive agreement with 3M Company (NYSE: MMM) through its medical division to pursue the development and commercialization of diagnostic products targeting hospital and community acquired infectious diseases using Response Biomedical’s RAMP® testing platform. As part of this collaboration, 3M is making a US $8 million equity investment in Response Biomedical, representing approximately a 13 percent ownership position.

Under the terms of the strategic alliance, Response Biomedical will be responsible for development and manufacturing of the RAMP-based products, while 3M will be responsible for clinical and regulatory matters, and all sales, marketing and distribution of the infectious disease tests. 3M will pay Response Biomedical a transfer price for the components of the RAMP technology produced by Response Biomedical (principally Readers and individual test cartridges) and will fund the development of future RAMP-based products in the infectious disease area. Initially, 3M will market rapid tests for Staphylococcus aureus (S. aureus) and Flu A/B that have been developed on Response Biomedical’s RAMP platform and are expected to enter clinical testing in the near future. The parties expect to begin marketing initial products in 2007.

"This as a tremendous opportunity to collaborate with a world leader in infection prevention,” said Bill Radvak, Response Biomedical’s Chief Executive Officer. “Expanding our relationship with 3M Medical Division, which began in November 2004, is an important step in our strategic vision. Our plan is to partner commercialization efforts with companies that have the sales and marketing expertise and infrastructure to leverage the competitive advantages of the RAMP platform. Further, having 3M invest in the development of future products under our alliance will allow us to expand the platform in the infectious disease market, while we also invest in our cardiovascular programs.”

3M’s equity investment consists of 14,797,419 shares at a price of Canadian $0.62 per share. 3M has agreed not to sell any of its shares for a period of 12 months from closing. For a one-year period, 3M shall have a pro rata right, based on their percentage equity ownership in the Company, on a fully diluted basis, to participate in subsequent issuances of equity securities of the Company. Closing of the equity investment, which is expected to occur on December 11, 2006, is subject to satisfaction of standard closing conditions. The proceeds from the financing will be used for general working capital purposes, capital equipment acquisitions required for the scale up of the Company's manufacturing processes, development of its next generation RAMP Reader and to expedite the commercialization of lead new product candidates.

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About S. aureus
S. aureus, a bacteria commonly found in nasal passages and on skin of the general population, causes a variety of serious clinical infections including bloodstream infections, surgical wound infections and pneumonia. In the US alone, it contributes to nearly 12,000 deaths and adds an extra US$9.5 billion to the US health care costs each year. Current methodologies to detect and identify the bacteria are time consuming, taking on average 24 hours. Rapid testing for Staph A is expected to improve patient outcomes by enabling physicians to make informed medical decisions within approximately 20 minutes from initiating testing.

According to the US Center for Disease Control (CDC), each year more than 2 million patients in the US contract an infection as a result of receiving health care in a hospital. In the largest study of its kind, published in the August 8, 2005 issue of the Archives of Internal Medicine and largely funded by 3M, researchers estimate the S. aureus infections resulted in a three-fold increase in length of stay, and five times the risk of death in hospitals. Among all invasive cardiovascular, orthopedic or neurosurgical stays, studies confirm the difference in length of stay was 16.6 days and additional health care cost of $68,944. Within the nation’s 5,400 acute care hospitals, S. aureus is one of the three leading causes of hospital-based bloodstream infections, and has a mortality rate of 25 per cent.

About Influenza (Flu)
Annually, 10 to 20 per cent of the US population is affected by influenza, resulting in approximately 36,000 deaths and 200,000 hospital admissions. Worldwide there are an estimated 500,000 deaths from influenza each year. People at the greatest risk of dying from influenza are those aged over 65 and number more than 380 million worldwide. In the US alone, the cost of flu epidemics is estimated to cost the economy between US $71 to $167 billion per year.

The CDC estimates the next flu pandemic in the US could cause 89,000 to 207,000 deaths, 314,000 to 734,000 hospitalizations and millions of outpatient visits and additional illnesses. Besides the normal economic impact, it could also disrupt commerce and society.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP Platform for clinical and environmental applications. RAMP represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and for laboratory use. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP clinical tests are commercially available for the early detection of heart attack and congestive heart failure. Infectious disease tests on RAMP are also now entering clinical trials. In the non-clinical market RAMP tests are currently provided for the environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

About 3M Medical
3M is a diversified technology company with 2005 sales of more than $21.2 billion worldwide. 3M Health Care, one of 3M’s six major business segments, provides world-class innovative products and services to help health care professionals improve the practice and delivery of patient care in medical, dental, orthodontic and health information markets. For more information, visit www.3M.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our

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planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers and distributors; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our annual report on Form 20-F and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments.

Response Biomedical Contacts:
Bill Wickson	Todd James
Manager, Investor Relations	Associate
Response Biomedical Corporation	The Trout Group LLC
Tel (604) 456-6073	Tel: (646) 378-2926
Email: bwickson@responsebio.com	Email: tjames@troutgroup.com

3M Contacts:
Investor Contacts:
Matt Ginter, (651) 733-8206
or
Bruce Jermeland, (651) 733-1807
or
Media Contact:
Donna Fleming, (651) 736-7646

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